

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

June 3, 2009

The Boeing Company
James A. Bell-Executive Vice President, Corporate President and Chief Financial Officer
100 N. Riverside
Chicago, IL 60606

> **Re:** **The Boeing Company**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 09, 2009**
> **File Number: 001-00442**

Dear Mr. Bell:

We have completed our review of your Form 10-K along with the corresponding related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief